

January 29, 2015

<u>Via E-Mail</u>
Mr. Edward W. Wilhelm
Chief Financial Officer
The Finish Line, Inc.
3308 N. Mitthoeffer Road
Indianapolis, IN 46235

Re: **The Finish Line, Inc.**
        Form 10-K for the Fiscal Year Ended March 1, 2014
        Filed April 29, 2014
        File No. 000-20184

Dear Mr. Wilhelm:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 1, 2014</u>

<u>Notes to the Consolidated Financial Statements, page 39</u>

<u>Nature of Operations, page 39</u>

1.   We note on page one that the term "shops within department stores" is used to describe your business operations at Macy's in-store branded and unbranded stops, as well as online at www.macys.com. We further note in your Q4 2014 earnings conference transcript that the Company entered the year with branded shops in 185 Macy's stores while managing the athletic footwear business in another 477 stores as well as online at macys.com. Please describe to us the nature of and the accounting for your arrangement(s) with Macy's, including any significant differences in the type (i.e.

product or service) or classification (i.e. retail or wholesale) of revenue recorded under your operation of in-store branded shops, and management of the athletic footwear business in the unbranded shops or online at macys.com. Also confirm that you will revise your disclosure in future filings to clearly explain the nature of these operations, which appear to comprise approximately 11% of your total net sales for the thirty-nine weeks ended November 29, 2014.

Form 10-Q for the Period Ended November 29, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 17

2.   We note the Company's discussion of items impacting the footwear and softgoods sales categories in the most recent earnings conference call held on December 19, 2014. In future filings, please discuss the period-to-period changes in sales by category, i.e., footwear and softgoods, and period-to-period changes in sales of merchandise within the footwear and softgoods categories, as appropriate, to assist investors understanding of the activity affecting your business. Please also include a discussion of any known trends or uncertainties that have had a material favorable or unfavorable impact on your footwear and softgoods sales categories that are disclosed in Management's Discussion and Analysis. Refer to Item 303 of Regulation S-K.

Thirteen and Thirty-Nine Weeks Ended November 29, 2014 Compared to the Thirteen and Thirty-Nine Weeks Ended November 30, 2013, page 18

Net Sales, page 18

3.   Please confirm our understanding that your brick-and-mortar comparable store sales do not include comparable store sales for either your Shops within department stores or Running Specialty and, if so, tell us how you considered providing comparable sales information for each of these two business units.

Cost of Sales (Including Occupancy Costs) and Gross Profit, page 18

4.   In future filings, please also include a qualitative and quantitative discussion on changes in your cost of sales (including occupancy costs) line item. Refer to Item 303(a)(3)(i) of Regulation S-K. In your response letter, please include a draft of your planned future disclosure based on the thirteen and thirty-nine weeks ended November 29, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding the financial statements and related matters. Please contact me with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining